Press Release	June 17, 2021

Largo Resources Announces Results of its Annual and Special Meeting of Shareholders

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces voting results from its Annual and Special Meeting of Shareholders (the "Meeting") held on Thursday, June 17, 2021.

A total of 42,977,591 common shares of the Company were voted at the Meeting, representing 66.6% of the Company's issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting including the election of all director nominees, the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors for the ensuing year and the approval to change the Company's name from Largo Resources Ltd. to Largo Inc.

Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	37,481,020	90.39	3,985,287	9.61
David Brace	41,405,257	99.85	61,050	0.15
Jonathan Lee	40,810,370	98.42	655,937	1.58
Paulo Misk	41,025,222	98.94	441,085	1.06
Ian Robertson	40,690,854	98.13	775,453	1.87
Daniel Tellechea	40,501,056	97.67	965,251	2.33
Koko Yamamoto	39,832,918	96.06	1,633,389	3.94

For further detailed voting results on the Annual and Special Meeting of Shareholders, please refer to the Company's Report of Voting Results filed on SEDAR at www.sedar.com and on www.sec.gov.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Trademarks are owned by Largo Resources Ltd.